

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Ian Friedman
Chief Executive Officer
Highland Transcend Partners I Corp.
777 Arthur Godfrey Road, Unit 202
Miami Beach, FL 34140

>   **Re: Highland Transcend Partners I Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 9, 2021**
>   **File No. 333-260452**

Dear Mr. Friedman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed December 9, 2021

Risk Factors
"We may redeem unexpired warrants prior to their exercise ... ", page 94

1.   We note your amended disclosure in response to comment 8 on page 94, which states that the closing price of your Class A ordinary shares equals or exceeds the $18.00 per share threshold. However, we note that your Class A ordinary shares are currently trading below $18.00. Please revise your disclosure to reflect the current trading price of your Class A ordinary shares or explain the basis for your disclosure.

Background of the Business Combination, page 129

2.   We note your amended disclosure in response to comment 16. With respect to the revised

draft of the merger agreement circulated on August 17, 2021, please provide additional details or discussions surrounding the Board's determination to maintain the provision regarding the Board's inability to change its recommendation, but remove limitations on the Board's right to change its recommendation in the event its fiduciary duties require it do so.

3. We note your amended disclosure in response to comment 18, including that "[i]n connection with the meeting, an introductory presentation, organizational materials, working group lists and related materials were prepared and circulated by J.P. Morgan's M&A Advisory Group to participants prior to the introductory kick-off call." With respect to the introductory presentation and any materials that are materially related to the transaction, please provide the disclosure required by Item 1015(b) of Regulation M-A or tell us why you are not required to do so.

4. We note your amended response to comment 22. Please provide additional detail regarding the comparable precedent transactions, specifically regarding the data that was relied upon to determine the earnout shares and milestones. Additionally, please revise the description of the comparable companies analysis provided on page 138 to include the names of the companies, the categories that they represented (vertical SaaS, online marketplace, and ecommerce enablement platform companies) and each of their respective metrics.

5. We note your response to comment 23, however, you have not explained the role of Goldman Sachs. Please revise.

6. We note your response to comment 24 and reissue it in part. Your disclosure on page 215 states that you have five members of the board of directors but the table and description that precedes that disclosure seems to indicate that you have six members; please revise to clarify.

7. We note your response to comment 26 and we reissue it in part. Please revise to disclose how you initially determined the valuation of the consideration to be paid in connection with the transaction.

U.S. Federal Income Tax Considerations, page 158

8. Please revise this section to include the federal income tax consequences of the merger. In this regard, we note that Section 10.03 of the Agreement and Plan of Merger, filed as exhibit 2.1, provides that the First Blocker Merger and the First HTP Merger will be treated as a single integrated transaction that is treated as a reorganization within the meaning of Section 368(a) of the Tax Code and the Second Blocker Merger and the Second HTP Merger will be treated as a single integrated transaction that is treated as a reorganization within the meaning of Section 368(a) of the Tax Code. Please include a tax opinion from counsel that addresses the tax consequences of the merger or tell us why you are not required to do so. Please refer to Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin 19, and Item 601(b)(8) of Regulation S-K.

Conflicts of Interest, page 220

9. We note your response to comment 42 and your statement on page 220 and in Section 50 of your Amended and Restated Memorandum and Articles of Association that "we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer on the one hand, and us, on the other." Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Business of Packable
Overview, page 226

10. We note your amended disclosure in response to comment 44. Please describe how you verify your customer reviews as actual purchasers and whether the total number of reviews across marketplaces includes any duplicate or reposted reviews. Please also tell us the number of consumer transactions to-date of your customers.

Description of Securities
Certain Anti-Takeover Provisions of Delaware Law, the Proposed Charter and Proposed Bylaws, page 295

11. We note your amended disclosure in response to comment 61. Please revise your description of the exclusive forum provision for New Packable to include the treatment of any claims brought under the Securities Act and the Exchange Act.

Highland Transcend Partners I Corp.
Financial Statements (As Restated) for the Period from October 12, 2020 (Inception) Through December 31, 2020
Notes to the Financial Statements
Net Loss Per Ordinary Share, page F-70

12. Please explain why your footnote disclosure is not consistent with your presentation of earning per share on the face of the income statement. Please also address why your presentation of historical earnings per share for the year ended December 31, 2020 on page 58 and on the pro forma income statement on page 201 are not consistent.

Financial Statements for the Three and Nine Months Ended September 30, 2021
Notes to Condensed Financial Statements
Note 2. Restatement of Previously Issued Financial Statements, page F-84

13. In connection with your restatement to classify all Public Shares in temporary equity and to revise income (loss) per ordinary share calculations to allocate net income (loss) evenly to Class A and Class B ordinary shares please explain in detail the adjustments to weighted average shares outstanding (Class A and B) and why in some cases it appears loss per share turned to income per share. Please refer to the table on page F-85.

You may contact Scott Stringer at (202) 551-3272 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Derek Dostal